CHINA FORESTRY INDUSTRY GROUP, INC.

Jun Yue Hua Ting, Building A
3rd Floor, Unit -1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

March 11, 2011

By EDGAR Transmission

Mr. Duc Dang
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Forestry Industry Group, Inc. (f/k/a Phoenix Energy Resource Corporation)
Form 8-K
Filed November 5, 2010
File No. 000-52843

Dear Mr. Dang,

We hereby submit the responses of China Forestry Industry Group, Inc., formerly, Phoenix Energy Resource Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 11, 2011, providing the Staff’s comments with respect to the above referenced current report on Form 8-K (the “Form 8-K”), along with Amendment No. 3 to the Form 8-K (the “Amendment”).

We understand and agree that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
March 11, 2011

General

Response: All of our business operations are conducted through our PRC subsidiaries. At the subsidiary level, we maintain our PRC subsidiary’s books, accounts and records in accordance with PRC GAAP, which are closely aligned with the International Financial Reporting Standards. At the Company level, on a consolidated basis, the Company’s books, accounts and records are maintained and financial statements are prepared in conformity with U.S. GAAP. For the fiscal years ended December 31, 2009 and 2008 and the fiscal quarters ended September 30, 2010, our accounting department, under the guidance and supervision of the Chief Financial Officer, followed its usual maintenance and recording procedures in order to adjust and reconcile the subsidiary-level accounting and financial statements into U.S. GAAP, and further consolidate them into the Company-level financial statements for both bookkeeping and SEC reporting. Our usual quarterly closing process involves counting cash on hand, reviewing bank statements, performing bank reconciliations, assessing recoverability of outstanding accounts receivable, test counting inventory, checking for liabilities that need to be accrued for, determining the urgency of payables, and reviewing intangibles amortization and fixed asset depreciation schedules in order to book those expenses.

Our Company’s Chief Financial Officer then reviews our accounts to identify which ones may be accounted for differently under PRC GAAP (as compared to US GAAP) and whether adjustment is necessary. If deemed necessary by the Chief Financial Officer, appropriate adjustments are made to the financial statements in order to bring them in compliance with U.S. GAAP. During this process, our Chief Financial Officer also keeps the Company’s accounting staff informed and updated on recent pronouncements and rule changes from the SEC and other regulatory agencies, and updates on Sarbanes-Oxley-related issues and communicated this information to the accounting staff.

Response: Prior to our reverse merger transaction in November 2010, Mr. Anlong Zhou served as CFO of Aosen Forestry and we had initially planned to appoint him as CFO of the combined Company. However, in September 2010, on a return trip from one of our facilities, Mr. Zhou and three other senior members of our accounting department and a driver died in a traffic accident. The loss of Mr. Zhou and some of our senior accounting personnel left us with insufficient time to vet CFO candidates with extensive U.S. GAAP and so we appointed Mr. Jiyong He, who had demonstrated strong leadership skills and outstanding work ethic during the interim period, as Mr. Zhou’s replacement.

Division of Corporation Finance
March 11, 2011

Since joining our Company in September 2007, Mr. He has accumulated experience in corporate accounting and taxation. He holds a Bachelor of Science Degree in Management, with a focus on Accounting, from the Guizhou College of Finance and Economics, as well as a preliminary PRC accounting certification. He has also studied IFRS and is currently pursuing his PRC CPA license.

We believe that our accounting team lacks prior experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP. As such, we intend to seek out and retain additional accounting staff with more experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP. In the interim, we have engaged AuditPrep Limited (the “U.S. GAAP Consultant”), to prepare and review our US GAAP financial statements commencing with the fiscal quarter ending March 31, 2011, and to assist us with the preparation of our annual report on Form 10K for the fiscal year ended December 31, 2010 (the “Form 10-K”) to be filed on our before March 31, 2011.

Employees of the U.S. GAAP Consultant who have been assigned to provide services to the Company have the following qualifications:

  The Manager is a U.S. trained CPA and has over 7 years’ experience in accounting and auditing of U.S. private and listed companies.

  Hong Kong CPA with over 18 years’ experience in accounting and financial reporting. She has also had practical U.S. GAAP experience in connection with her review of financial statements for U.S. listed companies since 2002.

We believe that the U.S. GAAP Consultant will provide us with additional expertise for maintaining our books and records and for preparing our financial statements in accordance with U.S. GAAP in the future. In the interim, we intend to disclose in our Form 10-K that, during the period ended December 31, 2010, we had a material weakness in our internal controls over financial reporting.

Business Overview, page 3

Response: On May 16, 2010, the Company entered into a 12-month lease agreement for 191.26 square meters of space within Red Star Macalline Furniture Mall’s Guiyang store (“Red Star”) for RMB 126,100 (approximately, $18,821), but we do not believe that this agreement is material. We included the disclosure regarding our relationship with Red Star merely to illustrate that relationships with integrated furniture and decoration chain stores are an important component of the Company’s sales channel.

Division of Corporation Finance
March 11, 2011

Reverse Acquisition of Bingwu Forestry, page 4

Please clearly disclose the purpose and effect of each of these transactions.

 Response: The table below discusses the purpose and effect of our reorganization of Aosen Forestry:

Transaction	Purpose	Effect
The acquisition by Aosen Forestry (an entity 66% owned by Mr. Yulu Bai) of Silvan Flooring on May 9, 2009	To acquire all the business and operations of Silvan Flooring	Augmented the Company’s portfolio of products and added to the overall value of the Company
The incorporation of Bingwu Forestry in Hong Kong in April 9, 2010 with Ms. Ren Ping Tu (wife of Mr. Yulu Bai) as the sole shareholder	Effected the Company’s reorganization which could only be legally effected by a non-PRC citizen. Ms. Ren Ping Tu is a Canadian citizen who could legally register a company in Hong Kong.	Provided the Company with a foreign vehicle to access capital markets and attract business relationships outside of China.

The entry into an option agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, on May 17, 2010, giving Mr. Bai the option to purchase Ms. Tu’s shares in Bingwu Forestry, including any shares delivered to Ms. Tu in exchange for her ordinary shares, in a future merger, reorganization, consolidation, sale or other disposition of the Bingwu Forestry’s securities.

This is private transaction between Ms. Tu and Mr. Bai to which the Company is not a party. We note, however, that the agreement provides a vehicle for Mr. Bai to acquire control of Bingwu Forestry from Ms. Tu.

Mr. Bai has the right to regain control of the Company under PRC law after a one-year period has passed. Upon regaining such control, Mr. Bai will need to register his ownership of our shares with the State Administration of Forestry Exchange at Guizhou Province.

The acquisition of Aosen Forestry by Bingwu Forestry on May 18, 2010.	The second step in the Company’s reorganization to make Bingwu Forestry Aosen Forestry’s holding company.	Aosen Forestry became Bingwu Forestry’s wholly owned PRC subsidiary a PRC Wholly Foreign Owned Enterprise, or WFOE. The Company is now eligible under PRC law to become a U.S. listed company.
The issuance of Bingwu Forestry of $2.4 million of convertible notes on July 23, 2010 and $2.4 million of convertible notes on September 7, 2011	These convertible notes were issued to PRC investors who provided the Company with valuable working capital during the period leading up to the reverse merger transaction.	The Company had necessary working capital during the period leading up to the reverse merger transaction.

The acquisition of Bingwu Forestry by Phoenix Energy Resource Corporation on November 1, 2010, in exchange for the issuance of 20.5 million shares to Ms. Ren Ping Tu (which Mr. Yulu Bai has an option to purchase).

	The final step in the Company’s reorganization to make Bingwu Forestry and Aoesen Forestry the Company’s wholly owned subsidiaries.	Provided the Company with access to US capital markets and increased its liquidity and valuation.

Division of Corporation Finance
March 11, 2011

Customers, page 8

Response: We have updated the list of top customers in the Amendment to include our top customers by sales revenue for the nine month period ended September 30, 2010.

Customer	Sales revenue (USD)	As a percentage of sales
Guizhou Shuanghe Industrial Trade Co., Ltd	$8,905,071	34.15%
Kunming Xinghong Construction Material Limited	$7,487,104	28.72%
Guizhou Gaoshang Trading Co., Ltd	$634,606	2.43%
Chongqing Huyu Forestry Co., Ltd	$504,538	1.94%
Zhou, Fengrong (individual)	$231,922	0.89%
Total	$26,072,776	68.13%

Division of Corporation Finance
March 11, 2011

Competition, page 8

Response. We have revised our disclosure in the Amendment to clarify throughout that we have not yet utilized in our operations raw materials from our own forestry land because they have not yet reached maturity for harvesting. We expect to harvest materials from this land by September, 2012.

Response: We will file the form of joint management agreement as Exhibit 10.27 to the Amendment. The Company and the local residents that are party to the joint management agreement do not need to share sales revenue with local authorities. These agreements are made directly between the Company and individual residents, with local authorities serving as intermediaries for groups of local residents.

We have revised our disclosure in the management’s discussion and analysis section of the Amendment to reflect that when our forestry land is harvested, sales revenues will be apportioned on an 80:20 basis, with the Company receiving 80% and local residents receiving 20%.

Intellectual Property, page 10

Response: We have revised our disclosure under the Intellectual Property heading in the Amendment to reflect that the assignment of the “Silvan” trademark from GST to Aosen Forestry has received government approval.

PRC Government Regulations, page 11

Dividend Distribution, page 13

Division of Corporation Finance
March 11, 2011

Response: We believe that, based on Rules 5-04 and 12-04 of Regulation S-X, parent only financial statements are not required because the restricted net assets of our consolidated subsidiaries do not exceed 25% of their net assets as of the end of the most recently completed fiscal year. After allocating the required 10% of their annual after-tax profits to a statutory general reserve fund in accordance with PRC law, our PRC subsidiaries can pay dividends out of their accumulated after-tax profits to our Hong Kong subsidiary, Bingwu Forestry, which in turn can pay dividends to us.

Response: According to Clause 167 of China’s "Company Law," our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profit (up to 50% of their registered capital) to a statutory general reserve fund after they distribute the present year’s after-tax profit to shareholders. The 2009 and 2010 accumulated after-tax income for our PRC subsidiary, Aosen Forestry, was RMB13,500,352 (approximately, $1,985,346) and RMB34,379,593, (approximately, $5,131,282), respectively, and the 2010 accumulated after-tax income for our PRC subsidiary, Silvan Flooring, was RMB2,446,510 (approximately, $359,781) and RMB33,299,585 (approximately, $4,970,087), respectively.

Aosen Forestry has allocated at least 10% of its annual after-tax profits to the statutory general reserve fund, as required, but Silvan Flooring has not yet done so. Aosen Forestry’s registered capital requirement is RMB 100,000,000 (approximately $14,925,373) and its reserve statutory general reserve level is $117,225. Silvan Flooring’s registered capital requirement is RMB20,000,000 (approximately $2,985,075) and its reserve statutory general reserve level is $0. During 2008 and 2009, Silvan Flooring’s shareholders elected to reinvest after-tax profits to expand the company’s operations. As a result, Silvan Flooring was not required to distribute to the statutory general reserve fund during 2008 and 2009. We plan to to allocate at least 10% of after-tax profit of Silvan Flooring to the statutory general reserve fund during the second half of 2011.

Division of Corporation Finance
March 11, 2011

Circular 75, page 13

Response: All our affiliated stockholders are foreign persons or entities and therefore not subject to Circular 75 and Notice 106. We are not personally aware of any stockholders who are PRC residents or whether they are in compliance with Circular 75 and Notice 106. However, we note that, to the extent that any unaffiliated PRC resident stockholders exist, we would have little control over them or the status or outcome of any SAFE registration procedures.

We have revised our risk factor on page 22 of the Amendment to clarify that our stockholders who are PRC residents as defined in Circular 75, are required to register with the relevant branch of SAFE as currently required in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiary. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 75 and Notice 106. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 and Notice 106 by our PRC resident beneficial holders.

We have little control over our present or prospective unaffiliated PRC resident stockholders or the timing or outcome of the necessary registration procedures required by Circular 75 and Notice 106. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75 and Notice 106, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Mergers and Acquisitions, page 14

Response: Ms. Ren Ping Tu, the sole shareholder of Bingwu Forestry, is neither a PRC citizen, a shareholder of Aosen Forestry, nor a member of Aosen Forestry’s management. As such, the acquisition of Aosen Forestry by Bingwu Forestry does not constitute a round-trip investment.

The option agreement is a private transaction between Ms. Tu and Mr. Bai and the Company is not a party thereto. However, our PRC counsel, does not believe that the existence of the option agreement defeats the status of the acquisition since Mr. Bai’s option to acquire control of the Company will not vest until May 2011, which 12 months following the acquisition.

Division of Corporation Finance
March 11, 2011

Response: The option agreement between Ms. Tu and Mr. Bai was a preliminary step in the Company’s reorganization plan, discussed at our response to Comment 4, in that it allowed Mr. Bai to reacquire an indirect controlling interest in our PRC operating subsidiaries in a manner that did not need the Company to obtain the approval of PRC governmental authorities. The option agreement was entered into almost six months prior to the reverse merger because our reorganization plan took over six months to implement due to the logistics of establishing the offshore entities and obtaining the approval of various governmental authorities for the transactions

Risk Factors Related to Our Business, page 15

Response: We do not believe that a failure to pass government product tests prior to introduction to market constitutes a material risk to our business and operations. We work with government-authorized testing agencies to test our new products for qualification with government standards, prior to mass production and sale of these new products. If our products fail a test, our agreement with third-party testing agencies require them to assist us in analyzing the cause of such failure and help us to improve such products and pass government testing. As a result, products that fail government tests prior to market introduction do not constitute material risks to the business, but instead help us to avoid failures once our products have been introduced to the market.

Properties, page 36

Response: In China, all land use rights are authorized by the provincial land resource department. As such, we are required to obtain approval at the provincial level for both the land where our current manufacturing facility is located and the land where the new facility is being constructed. To date, we have received land usage authorization from the local authorities, the Dingxiao Economic Development Zone (the “DEDZ”), but we have not yet obtained formal land use rights from the Guizhou Land Resource Department (the “Guizhou LRD”). We have submitted our application and have paid the fee for such land use rights, however, we have been advised by the Guizhou LRD that, due to DEDZ planning changes, the Guizhou LRD had suspended the issuance of any land use rights to DEDZ residents, including the Company, until it could approve such planning changes. However, we understand that the Guizhou LRD has now agreed to the DEDZ planning changes and is reviewing applications for land use rights in the DEDZ, including for our current and new facilities.

Division of Corporation Finance
March 11, 2011

Response. Please see our response to Comment 15 above. We have revised our disclosure in the Amendment to clarify that we expect to receive the land use rights by mid-2012 when we launch our new plant, however, we cannot guarantee that such approval will be obtained by that time.

Management’s Discussion and Analysis, page 25

General

Response: We have revised our disclosure under the Properties heading in the Amendment, as follows, to provide information regarding when we sought approval for land use rights, how long we have used the land without formal rights and any expected impact failure to receive such rights may have on our business:

Our corporate headquarters are located in Guiyang, Guizhou Province. We hold 20,128 square meters of land which houses plants, warehousing and packaging facilities, dormitory space, administrative offices, and maintenance facilities. Our construction on this land was authorized in 2004 by the authorities of the DEDZ, and at that time, our application for formal land use rights was forwarded to the Guizhou LRD for approval. We have been advised by the Guizhou LRD that, due to DEDZ planning changes, the Guizhou LRD had suspended the issuance of any land use rights to DEDZ residents, including the Company, until it could approve such planning changes. However, we understand that the Guizhou LRD has now agreed to the DEDZ planning changes and the DEDZ has been actively working to obtain formal approval for the Company, which they expect to receive in mid-2011. Since our Company was a key invitee to the DEDZ and they have been actively assisting the Company with the land use rights application process, we do not expect our operations to be jeopardized while we await such land use rights.

Division of Corporation Finance
March 11, 2011

Liquidity and Capital Resources, page 30

Response: We will revise disclosure under the Obligations under Material Contracts heading the Amendment, to reflect our obligation to repay Mr. Bai.

We are obligated to repay Mr. Bai RMB 40 million (approximately, $6 million) in connection with forestry rights for the 2,250 hectares (approximately, 22.5 km2) of a eucalyptus tree forest in Guizhou Province valued at RMB 40 million (approximately, $3 million) transferred from Mr. Bai to us on December 10, 2009, to secure our long-term raw material needs. We initially intended to repay Mr. Bai for the rights prior to the 2010 year end. Due to the Company’s working capital needs during 2010, we only repaid Mr. Bai RMB21,097,452 (approximately, $3.2 million) during 2010. We did not enter into a written agreement with Mr. Bai in connection with the transfer and repayment obligation, and there is no interest or late payment penalties in connection with the obligation. We plan to repay Mr. Bai the remaining RMB18,902,548 (approximately, $2.8 million) on or before June 30, 2011.

Response: We have revised our disclosure under the Liquidity and Capital Resources heading in the Amendment, as follows, to provide a discussion of the expected impact of our growth strategy on our liquidity and capital resources:

We expect to make the following capital expenditures in connection with the implementation of our strategy to increase our marketing efforts and brand awareness:

  We expect to invest RMB20 million (approximately, $3 million) on the expansion of our production facilities, approximately $2.4 million of which will be for equipment and the balance of which will be on construction of the building.

  We expect to invest RMB 80 million (approximately, $12.1 million) on the construction of our new fiber board plant, approximately $3 million of which will be on the land, approximately $4.5 million of which will be for equipment and the balance of which will be on construction of the building.

Division of Corporation Finance
March 11, 2011

  We expect to invest RMB 120 million (approximately, $18.2 million) on the construction of our new flooring plant, approximately $4.5 million of which will be on the land, $9 million of which will be for equipment and the balance of which will be on construction of the building.

  We plan to invest RMB 22,610,000 (approximately, $3.4 million) during 2011 on the development of our sales channels, including our flagship stores.

We believe that our cash on hand and cash flow from operations will meet part of our present cash needs and we will require additional cash resources, including loans, to meet our expected capital expenditure and working capital for the next 12 months. In the future we may also require additional cash resources due to changed business conditions or acquisitions that we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Properties, page 36

Response: The named lessee for six of the eight lease agreements for our flagship stores is Guizhou Silvan Touch Wooden Co., Limited (“GST”), an entity with which we maintained a joint venture relationship at the time. The property was leased not owned and we are in the process of transferring all such leasing agreements to Aosen Forestry. In the interim, we have revised our disclosure in the Amendment to clarify that we lease not own our flagship stores.

A table reflecting the ownership status of the parties to and material terms of the lease agreements follows:

Division of Corporation Finance
March 11, 2011

Store/Location	Leasing Parties	Expiration Date	Material Terms
Guizhou Zhong Xin	Lessor: Guizhou Military Region Logistic DeptProperty Mgmt Office	December 31, 2010 (renewal pending)	Store Leased Area: 128 m^2
	Lessee: GST, Guizhou Subsidiary		Store Monthly fee: $1,108
Warehouse Leased Area: 700 m^2
Warehouse Monthly fee: $2,194
Guizhou Red Star Macalline	Lesser: Guizhou Fuyuanmei Furniture Investment Development Co., Ltd	May 15, 2011	Leased Area: 191 m^2
	Lessee: GST, Guizhou Subsidiary		Monthly fee:$1,668

Guizhou Xinfa	Lesser: Guiyang Xinfa Large Decoration Material Market	June 30, 2011	Leased Area:81 m^2
	Lessee: Huaneng Guo (individual)		Monthly fee: $619

Guizhou Jinyang	Lesser: Guizhou Southwest International Decoration Showcase City Co., Ltd	December 31, 2012	Leased Area: 198 m^2
	Lessee: Yi Ran (individual)		Monthly fee: $712 from April 1, 2010 to March 31, 2011; $781 from April 1,2011 to March 21, 2012

Guizhou Xingyi	Lesser: Tan, Dalin (individual)	February 24, 2011 (renewal pending)	Store Leased Area: 150 m^2
	Lessee: Minggang Liu (individual)		Warehouse Leased Area: 190 m^2
Total Monthly fee: $821

Guangxi Huqiu	Lesser: Nanning Xungui Trading Co., Ltd	August 31, 2013	Leased Area: 222 m^2
	Lessee: GST, Guangxi Subsidiary		Monthly fee: $563

Yunnan Daguanlou	Lesser: Kunming Daguan Building and Wood	Monthly	Leased Area: 260 m^2
	Material Market Lessee: Xu Li (individual)		Monthly fee: $1,048

Sichuan Nanchong	Lesser: Nanchong Guangcai Properties Management Co., Ltd	August 12, 2012	Leased Area: 187 m^2
	Lessee: Mingxing Wu (individual)		Monthly fee: $477 in year 1; $502 in
year 2; $558 in year 3

Division of Corporation Finance
March 11, 2011

Response: We have clarified our disclosure in the Amendment to clarify that our employee housing is located on the same tract of land where our production facilities are located and we have not yet received land use rights for this property or applicable government housing permits for our employee housing facilities located on the property.

Unaudited Consolidated Financial Statements of China Bingwu Forestry Group Limited

Response: We will incorporate our interim financial statements for the nine months ended September 30, 2010, filed in our form 8-KA filed on December 20, 2010, in the Amendment.

I Business Organization, page F-7

Response:

We note your comment and will amend our disclosure in the notes to the interim financial statements included in the Amendment to reflect that the acquisition has been accounted for as entities under common control in accordance with ASC 805. As discussed elsewhere herein, Mr. Yulu Bai, the founder of Aosen Forestry has an option to purchase 20,500,000 shares our common stock currently owned by Ms. Tu, our controlling stockholder, for an exercise price of $2,500,000. Mr. Bai may exercise this option, in whole but not in part, during the period commencing on May 17, 2011 and ending on May 17, 2013. During the term of the agreement, Ms. Tu is forbidden from disposing any of the shares held by her without Mr. Bai’s permission, therefore, for accounting purposes he has control over the shares held by her. As such, we believe that, on May 18, 2010, when Bingwu Forestry acquired Aosen Forestry, the entities were under the common control of Mr. Bai. Accordingly, the acquisition was accounted for as entities under common control. We note, however, that Bingwu Forestry had no operations from its inception on April 9, 2010 through the acquisition date on May 17, 2010. As such, there has been no impact on the Bingwu Forestry interim financial statements.

Division of Corporation Finance
March 11, 2011

2.14 Accounts Receivable, page F-10

Response: Our delivery methods have no effect on our recognition of revenue and accounts receivable. We have revised our disclosure under “Accounts Receivable” to clarify that our method of payment differs based on whether our product is being delivered to an end user or to a distributor. Products delivered to end users are mainly delivered by us on a COD basis. Products delivered to our distributors are usually delivered by us or by third party transportation companies, with payment generally expected within 30 days after delivery.

2.16 Property and Equipment, page F-11

Response: The following table shows the number of years over which our machinery is depreciated.

	Cost	Depreciated for
Motor	$729	30 years
Main production line	$2,119,463	30 years
Dust removal equipment	$390,345	30 years
Sanding equipment	$419,805	30 years
Press	$505,239	30 years
Dust removal equipment	$20,327	20 years
Woodworking machinery	$91,905	20 years

The depreciation period is appropriate as most of the machinery is not high technology and can be used for a long period. The company provides continuous repair and maintenance to the machinery. The Company’s management, based upon many years of experience, has determined that the estimated useful lives of these assets are justified and reasonable.

Division of Corporation Finance
March 11, 2011

16. Common Stock, page F-24

Response: On September 28, 2009, Aosen Forestry issued 3,791,740 shares at par value $1 per share as consideration for paid in capital contributions made to the Company in a prior year by Mr. Yulu Bai, a shareholder of Aosen Forestry at the time. No third party non-shareholders or employees received the common stock. The Aosen Forestry audited financial statements for the fiscal year ended December 31, 2009, properly reflect these shares as common stock subscribed.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-52

Response: We will revise the first paragraph in the notes to our Unaudited Pro Forma Condensed Consolidated Financial Information to disclose that our acquisition of Bingwu Forestry is being accounted for as a reverse acquisition with the Company as the legal acquirer. The transaction is being treated as a recapitalization of Bingwu Forestry with the Company’s Common Stock, with Bingwu Forestry being the accounting acquirer and the Company being the accounting acquiree.

Division of Corporation Finance
March 11, 2011

Unaudited Pro Forma Condensed Consolidated Statement of Income, page F-53 and F-55

Response: The pro forma condensed consolidated financial statements have been corrected to reflect the adjustments needed to eliminate the historical operations of PNXE.

* * *

Division of Corporation Finance
March 11, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

PHOENIX ENERGY RESOURCE CORPORATION

By: /s/ Yulu Bai
Yulu Bai
Chief Executive Officer